SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 11-K

\X\ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the fiscal year ended June 30, 1997, or
\ \ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the transition period from ________________ to ______________________


Commission file number 001-00434

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: The Procter & Gamble Profit Sharing Trust and Employee Stock Ownership Plan, The Procter & Gamble Company, Two Procter & Gamble Plaza, Cincinnati, Ohio 45202.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202.



REQUIRED INFORMATION

Item 4. Plan Financial Statements and Schedules Prepared in Accordance With the Financial Reporting Requirements of ERISA














                              THE PROCTER & GAMBLE
                            PROFIT SHARING TRUST AND
                            EMPLOYEE STOCK OWNERSHIP
                                      PLAN


                    Financial Statements for the Years Ended
                     June 30, 1997 and 1996 and Supplemental
                   Schedules for the Year Ended June 30, 1997
                        and Independent Auditors' Report

















THE PROCTER & GAMBLE PROFIT SHARING TRUST
AND EMPLOYEE STOCK OWNERSHIP PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------
                                                                       PAGE

INDEPENDENT AUDITORS' REPORT

FINANCIAL STATEMENTS:

 Statements of Net Assets Available for Benefits, June 30, 1997 and
  1996

 Statements of Changes in Net Assets Available for Benefits for the
  Years Ended June 30, 1997 and 1996

 Notes to Financial Statements for the Years Ended June 30, 1997 and
  1996


SUPPLEMENTAL SCHEDULES:

 Assets Held for Investment, Item 27a of Form 5500, June 30, 1997

 Reportable Transactions, Item 27d of Form 5500, for the Year Ended
  June 30, 1997


SCHEDULES OMITTED - The following schedules were omitted because of the absence of conditions under which they are required:

 Assets Acquired and Disposed Within the Plan Year

 Party-In-Interest Transactions

 Obligations In Default

 Leases In Default









Deloitte & Touche LLP
---------------------
                Logo

                       ---------------------------------------------------
                       250 East Fifth Street     Telephone: (513) 784-7100
                       P.O. Box 5340
                       Cincinnati, Ohio 45201-5340


INDEPENDENT AUDITORS' REPORT

The Policy Committee of The Procter & Gamble Profit Sharing Trust and Employee
 Stock Ownership Plan and The Trustees of The Procter & Gamble Profit Sharing Trust and Employee Stock Ownership Plan:

We have audited the accompanying statements of net assets available for benefits of The Procter & Gamble Profit Sharing Trust and Employee Stock Ownership Plan
(Plan) as of June 30, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at June 30, 1997 and 1996, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in the audit of the basic 1997 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic 1997 financial statements taken as a whole.


/s/DELOITTE & TOUCHE LLP
------------------------------
Deloitte & Touche LLP
September 10, 1997


----------------
Deloitte Touche
Tohmatsu
International
----------------






THE PROCTER & GAMBLE PROFIT SHARING TRUST
AND EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS,
JUNE 30, 1997 AND 1996
-------------------------------------------------------------------------------------------------------------------

                                                                                1997                1996

INVESTMENTS, AT FAIR VALUE:
 Short-term investments, plus accrued interest                                  $    68,310,306     $    83,737,641
 Money market and money bond funds                                                  271,642,318          72,928,751
 The Procter & Gamble Company common stock -
  62,713,680 shares (cost, $2,019,014,690) at June 30, 1997;
  68,724,786 shares (cost, $2,034,232,861) at June 30, 1996                       8,858,307,300       6,228,183,731
 The Procter & Gamble Company ESOP Convertible
  Class A Preferred Stock:
   Series A - 31,475,802 shares (cost ($865,586,945) at June 30,
    1997; 32,281,484 shares (cost, $887,743,005) at June 30, 1996                 4,445,957,032       2,925,509,488
   Series B - 19,022,418 shares (cost $993,730,724) at June 30,
    1997; 19,102,420 shares (cost, $997,910,639) at June 30, 1996                 2,686,916,543       1,731,156,813
 Deferred annuities                                                                 101,518,979         124,704,573
 Loans to participants                                                               60,005,672          60,008,227
                                                                                ---------------     ---------------
       Total investments                                                         16,492,658,150      11,226,229,224
                                                                                ---------------     ---------------

ACCOUNTS RECEIVABLE:
 Contribution from The Procter & Gamble Company                                      11,436,240          55,374,034
 Dividends receivable (preferred stock)                                              12,202,000          12,358,000
                                                                                ---------------     ---------------
       Total accounts receivable                                                     23,638,240          67,732,034
                                                                                ---------------     ---------------
       Total assets                                                              16,516,296,390      11,293,961,258
                                                                                ---------------     ---------------

LIABILITIES:
 Interest payable on notes and debentures                                            64,092,873          64,898,573
 Note payable to The Procter & Gamble Company                                        19,995,826
 Notes payable (Series A Preferred Stock)                                           613,309,444         675,938,329
 Debentures (Series B Preferred Stock)                                            1,000,000,000       1,000,000,000
                                                                                ---------------     ---------------
       Total liabilities                                                          1,697,398,143       1,740,836,902
                                                                                ---------------     ---------------


NET ASSETS AVAILABLE FOR BENEFITS                                               $14,818,898,247     $ 9,553,124,356
                                                                                ===============     ===============


The accompanying notes are an integral part of these statements.



THE PROCTER & GAMBLE PROFIT SHARING TRUST
AND EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED JUNE 30, 1997 AND 1996
----------------------------------------------------------------------------------------------------

                                                                                1997                1996

ADDITIONS:
 Investment income:
  Net appreciation in fair value of investments                                 $ 5,906,380,113     $2,320,432,937
  Dividends                                                                         263,985,801        261,399,548
  Interest on investments                                                            22,000,188         20,632,035
  Interest on loans to participants                                                   5,036,269          4,878,056
                                                                                ---------------     --------------
     Total investment income                                                      6,197,402,371      2,607,342,576
                                                                                ---------------     --------------

 Contributions by The Procter & Gamble Company
  (Net of forfeitures of $294,665 in 1997 and $507,739 in 1996)                      60,372,467        119,424,034
 Employee automatic salary contributions                                             79,343,226
 Employee contributions                                                               5,750,603
                                                                                ---------------     --------------
     Total contributions                                                            145,466,296        119,424,034
                                                                                ---------------     --------------
     Total additions                                                              6,342,868,667      2,726,766,610
                                                                                ---------------     --------------

DEDUCTIONS:
 Distributions to participants:
  The Procter & Gamble Company common stock -
   4,571,656 shares (cost, $130,612,406) in 1997;
   7,031,426 shares (cost, $192,490,376) in 1996                                   (517,564,652)      (573,629,592)
  Cash                                                                             (322,846,434)      (224,252,475)
  Money bond funds                                                                     (319,562)        (1,503,861)
  Deferred annuities                                                                   (393,950)          (139,810)
 Automatic dividends paid to participants                                           (79,343,226)
 Interest expense                                                                  (147,503,638)      (150,875,657)
                                                                                ---------------     --------------
     Total deductions                                                            (1,067,971,462)      (950,401,395)
                                                                                ---------------     --------------

TRANSFERS TO OTHER TRUSTS - Transfer to
 The Procter & Gamble Retiree Benefit Trust                                          (9,123,314)        (3,416,234)
                                                                                ---------------     --------------

NET INCREASE IN NET ASSETS                                                        5,265,773,891      1,772,948,981

NET ASSETS AVAILABLE FOR BENEFITS:
 Beginning of year                                                                9,553,124,356      7,780,175,375
                                                                                ---------------     --------------

 End of year                                                                    $14,818,898,247     $9,553,124,356
                                                                                ===============     ==============


The accompanying notes are an integral part of these statements.



THE PROCTER & GAMBLE PROFIT SHARING TRUST
AND EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 1997 AND 1996
---------------------------------------------------------------------------

1.       PLAN DESCRIPTION

         GENERAL - The Procter & Gamble Profit Sharing Trust and Employee Stock Ownership Plan (Plan) is a defined contribution plan covering substantially all domestic employees of The Procter & Gamble Company and certain of its subsidiaries (Company). Prior to July 1, 1996, the Plan was comprised of three trusts - the Long-Term Incentive Trust
         (LIT), the Retirement Distribution Trust (RDT) and the Employee Stock Ownership Trust (ESOT). The Plan still maintains the separate trust for the ESOT. Effective July 1, 1996, the Plan merged the LIT into the RDT and changed the name of the surviving trust to the Retirement Trust
         (RT). These financial statements relate to the RT and the ESOT and the accompanying financial statements for the year ended June 30, 1996 represent the combined LIT and RDT activity. The Plan is funded through both Company and employee contributions. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan document should be referred to for the complete text of the Plan agreement.

         The ESOT was established by resolution of the board of directors of the Company on January 10, 1989. During March 1989, the ESOT borrowed $1,000,000,000 (see Note 8) and, with the proceeds from such borrowings, purchased 9,090,909 shares of The Procter & Gamble Company Series A ESOP Convertible Class A Preferred Stock (Series A Preferred Stock) (see Note 5). The number of shares initially issued increased to 36,363,636 as a result of the two-for-one stock splits effective October 20, 1989 and May 15, 1992. During March 1997, the ESOT borrowed an additional $19,995,826 (see Note 8) from the Company as a means of extending the benefits of the ESOP to participants over a longer period. These shares of Series A Preferred Stock are utilized to fund a portion of the Company's annual profit sharing contribution to the Plan.

         In May 1990, the Company's board of directors authorized an amendment to the Plan to establish a separate account in accordance with Section 401(h) of the Internal Revenue Code to fund a portion of the Company's postretirement obligation for retired Plan participants satisfying certain requirements specified in the Plan agreement. This amendment became effective July 1, 1990. During November 1990, the ESOT borrowed $1,000,000,000 (see Note 9) and with the proceeds from such borrowings, purchased 9,571,209 shares of The Procter & Gamble Company Series B ESOP Convertible Class A Preferred Stock (Series B Preferred Stock) (see Note 6). The number of outstanding shares increased to 19,142,418 as a result of the two-for-one stock split effective May 15, 1992. In June 1993 these shares were exchanged for an equal number of shares with identical terms, except for amended restrictions on transfer (see
         Note 6). These shares are only available to fund postretirement benefits and may not be used for profit sharing purposes.

         At June 30, 1997 and 1996, the net assets available to the ESOT to satisfy a portion of the postretirement benefits were $1,687,360,947 and $731,750,642, respectively. The related postretirement obligations are not a component of this Plan's obligations but are included in the financial statements of a separate health and welfare plan sponsored by the Company.



The balances in the investments and liabilities held in the ESOT related to Series A and B Preferred Stock are summarized as follows for the years ended
June 30, 1997 and 1996.



                                                                      June 30, 1997
                                                  ---------------------------------------------------
                                                     SERIES A           SERIES B           TOTAL

Short-term investments, plus accrued interest     $   15,773,365     $   39,944,404     $   55,717,769
Series A Preferred Stock                           4,445,957,032                         4,445,957,032
Series B Preferred Stock                                              2,686,916,543      2,686,916,543
                                                  --------------     --------------     --------------
     Total investments                             4,461,730,397      2,726,860,947      7,188,591,344
Dividends receivable                                   4,902,000          7,300,000         12,202,000
                                                  --------------     --------------     --------------
     Total assets                                  4,466,632,397      2,734,160,947      7,200,793,344
                                                  --------------     --------------     --------------

Interest payable on notes and debentures             (17,292,873)       (46,800,000)       (64,092,873)
Note payable to The Procter & Gamble Company         (19,995,826)                          (19,995,826)
Notes payable (Series A Preferred Stock)            (613,309,444)                         (613,309,444)
Debentures (Series B Preferred Stock)                                (1,000,000,000)    (1,000,000,000)
                                                  --------------     --------------     --------------
     Total liabilities                              (650,598,143)    (1,046,800,000)    (1,697,398,143)
                                                  --------------     --------------     --------------

ESOT Net assets available for benefits            $3,816,034,254     $1,687,360,947     $5,503,395,201
                                                  ==============     ==============     ==============


                                                                      June 30, 1996
                                                 ----------------------------------------------------
                                                     SERIES A           SERIES B           TOTAL

Short-term investments, plus accrued interest     $   16,443,897     $   40,062,829     $   56,506,726
Series A Preferred Stock                           2,925,509,488                         2,925,509,488
Series B Preferred Stock                                              1,731,156,813      1,731,156,813
                                                  --------------     --------------     --------------
     Total investments                             2,941,953,385      1,771,219,642      4,713,173,027
Dividends receivable                                   5,027,000          7,331,000         12,358,000
                                                  --------------     --------------     --------------
     Total assets                                  2,946,980,385      1,778,550,642      4,725,531,027
                                                  --------------     --------------     --------------

Interest payable on notes and debentures             (18,098,573)       (46,800,000)       (64,898,573)
Note payable to The Procter & Gamble Company
Notes payable (Series A Preferred Stock)            (675,938,329)                         (675,938,329)
Debentures (Series B Preferred Stock)                                (1,000,000,000)    (1,000,000,000)
                                                  --------------     --------------     --------------
     Total liabilities                              (694,036,902)    (1,046,800,000)    (1,740,836,902)
                                                  --------------     --------------     --------------

ESOT net assets available for benefits            $2,252,943,483     $  731,750,642     $2,984,694,125
                                                  ==============     ==============     ==============





The activity in the investments and activity held in the ESOT related to Series
A and B Preferred Stock are summarized as follows for the years ended June 30, 1997 and 1996.

                                                            SERIES A            SERIES B          TOTAL

ESOT net assets for benefits at June 30, 1995            $1,656,077,589      $  375,785,856    $2,031,863,445
Net appreciation in fair value of investments               612,730,425         359,488,100       972,218,525
Interest on investments and dividends                        66,918,930          79,812,920       146,731,850
Contributions by The Procter & Gamble Company                50,370,000          13,680,000        64,050,000
Interest expense                                            (57,275,657)        (93,600,000)     (150,875,657)
Distributions to participants - cash                           (363,438)                             (363,438)
Net transfers among trusts                                  (75,514,366)         (3,416,234)      (78,930,600)
                                                         --------------      --------------    --------------
ESOT net assets available for benefits June 30, 1996      2,252,943,483         731,750,642     2,984,694,125
Net appreciation in fair value of investments             1,609,445,416         964,883,044     2,574,328,460
Interest on investments and dividends                        65,153,160          79,515,575       144,668,735
Contributions by The Procter & Gamble Company                31,813,174          13,935,000        45,748,174
Interest expense                                            (53,903,638)        (93,600,000)     (147,503,638)
Distributions to participants - cash                           (419,468)                             (419,468)
Net transfers among trusts                                  (88,997,873)         (9,123,314)      (98,121,187)
                                                         --------------      --------------    --------------

ESOT net assets available for benefits June 30, 1997     $3,816,034,254      $1,687,360,947    $5,503,395,201
                                                         ==============      ==============    ==============



         PARTICIPANT ACCOUNTS AND INVESTMENT OPTIONS - Each participant's account is credited with the allocation of Company contributions (see
         Note 10), his or her employee contributions (see Note 11) and Plan earnings. All such participant accounts are maintained in the RT. Company contributions are allocated based on participant base earnings and credit service years. Effective July 1, 1996, the Plan began paying quarterly dividends earned on the shares of Plan common stock held within a participant's account directly to the participant (automatic dividends). The amount of automatic dividends paid to a participant is subject to IRS limitations. A portion of a participant's pre-tax compensation is deferred and contributed to his or her Plan account to offset the automatic dividends (automatic salary contribution). All automatic salary contributions to the Plan are invested in Company common stock, unless otherwise directed by the participant. Additionally, a participant may choose to receive some or all of the quarterly dividends earned on the shares of Plan common stock within his or her account in cash. Prior to July 1, 1996, common stock dividends received by vested participants were maintained in their account and used to purchase common stock or liquidated at the participant's discretion with the proceeds used to purchase investments in the money market and money bond funds. The benefit to which a participant is entitled is the vested benefit that can be provided from the participant's account.

         Vested participants may allocate the portion of the annual Company contribution received in cash between the money market and bond funds and common stock of the Company. In addition, certain participants retain investments in group deferred annuities; however, contributions and transfers to this fund are no longer permitted.

         COMMON STOCK FUND - A fund investing in shares of Company common stock.

         DEFERRED ANNUITIES FUND - A fund investing in guaranteed investment contracts (Contracts) with Aetna Capital Management, Inc., The Prudential Asset Management Company, Metropolitan Life Insurance Company and Travelers Insurance. These Contracts bear interest at rates ranging from 8.05% to 9.57% with various maturity dates through December 31, 1999.

         MONEY MARKET FUND AND MONEY BOND FUND AND SHORT-TERM INVESTMENTS - Funds investing in commercial paper, short-term U.S. Government securities and various short-term bank funds.



The activity and balances in the investment funds held in the RT are summarized as follows for the years ended June 30, 1997 and 1996.

                                                                                                Money Market Fund
                                            Common                              Deferred         Money Bond Fund
                                             Stock              Loan            Annuities           Short-term
                                             Fund               Fund            Fund                Investments         Total

RT investment balances at
 June 30, 1995                           $5,355,394,513      $62,194,640      $145,743,057        $ 91,706,814       $5,655,039,024

Investment income                         1,464,342,092        4,878,056        11,660,160           7,511,893        1,488,392,201
Contributions by The Procter &
 Gamble Company                               1,921,661       (1,921,661)                           93,272,906           93,272,906
Distributions to participants              (573,629,592)      (5,142,808)         (139,810)       (220,250,090)        (799,162,300)
Net interfund transfers                     (98,775,543)                       (32,558,834)        131,334,377
Net transfers between trusts                 78,930,600                                             (3,416,234)          75,514,366
                                         --------------      -----------      ------------        ------------       --------------
RT investment balances
 at June 30, 1996                         6,228,183,731       60,008,227       124,704,573         100,159,666        6,513,056,197

Investment income                         3,452,794,770        5,036,269         9,637,014          10,937,123        3,478,405,176
Contributions by The Procter &
 Gamble Company                                 345,973         (345,973)                          143,655,916          143,655,916
Distributions to participants              (517,564,652)      (4,692,851)         (393,950)       (397,396,903)        (920,048,356)
Net interfund transfers                    (403,573,709)                       (32,428,658)        436,002,367
Net transfers between trusts                 98,121,187                                             (9,123,314)          88,997,873
                                         --------------      -----------      ------------        ------------       --------------

RT investment balances
 at June 30, 1997                        $8,858,307,300      $60,005,672      $101,518,979        $284,234,855       $9,304,066,806
                                         ==============      ===========      ============        ============       ==============



         VESTING - A participant is fully vested in employee contributions plus actual earnings thereon in his or her account regardless of years of service. Vesting in the Company contribution portion of their accounts plus actual earnings thereon is based on years of service. A participant is fully vested in Company contributions plus actual earnings thereon in his or her account after five years of service.

         PAYMENTS OF BENEFITS - Effective July 1, 1996, retired or terminated employees may maintain their accounts within the Plan until reaching the federal mandatory distribution age (70 1/2). Upon election of a distribution, a vested participant may elect to receive (1) all cash, securities and annuities in his or her account or (2) an annuity purchased for the value of his or her account. In addition to the above alternatives, a retired vested participant electing a distribution may also elect to receive annual distributions of cash and securities in his or her account on a pro-rata basis not to exceed the lesser of 15 years or the participant's life expectancy.

         PLAN TERMINATION - Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their entire account and the net assets of the Plan will be distributed to the participants in an order of priority determined in accordance with ERISA and its applicable regulations and the Plan document.

         LOAN PROVISION - The Plan allows participants to borrow funds from their accounts in certain circumstances up to maximum amounts specified in the Plan agreement and at an interest rate equal to prime rate plus 1%. Loans are repayable through payroll deductions of principal and interest over a maximum term of 54 months (114 months if the loan is to purchase a primary residence).

         FORFEITURES - Participants who terminate service prior to vesting forfeit their account balance. The Company applies forfeited amounts against the annual contribution.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF ACCOUNTING - The financial statements are prepared on the accrual basis of accounting and the Plan's net assets and transactions are recorded at fair value. Fair value of the Company common stock is determined by composite trading prices on the New York Stock Exchange. The Company's common stock, included in the Plan's statements of net assets, is recorded at $141.25 and $90.625 per share as of June 30, 1997 and 1996, respectively. Fair value of Series A and Series B Preferred Stock is determined as the greater of the fair value of the Company's common stock as defined in the Plan agreement or $27.50 (Series A) and $52.24 (Series B) per share (see Notes 5 and 6).
         The Series A and Series B Preferred Stock, included in the Plan's statement of net assets, is recorded at $141.25 and $90.625 per share as of June 30, 1997 and 1996, respectively. Deferred annuities are recorded at contract value, which approximates fair value, except for certain individual deferred annuities (see Note 7) recorded at cost as the insurance companies are unable to provide fair values. Other investments are valued at cost which approximates fair value. Loans to participants are valued at the unpaid principal balance. The cost of securities sold, transferred or distributed is determined by the weighted average cost of securities allocated to the participant's account.

         USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

         RECLASSIFICATIONS - Certain prior year amounts have been reclassified to conform with 1997 classifications.

         STOCK SPLIT - In July 1997, the Company's Board of Directors approved a two-for-one stock split that was effective for common and preferred shareholders of record as of August 22, 1997. The financial statements and notes have not been adjusted to reflect the stock split for the years presented.

         EXPENSES OF THE PLAN - All administrative expenses of the Plan are paid by the Company, provided however, that investment expenses shall be paid by the Plan to the extent that such expenses are not paid by the Company. Any such expenses paid by the Plan are netted with investment income on the financial statements and approximated $329,000 and $239,000, respectively, at June 30, 1997 and 1996.

3.       INCOME TAX STATUS

         The Company has received a determination letter from the Internal Revenue Service (IRS) stating that the Plan, as amended, is a qualified employer's trust under Sections 401(a), 401(h) and 409 of the Internal Revenue Code (IRC) and, as such, is exempt from federal income taxes under Section 501(a). The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is designed and currently being operated in compliance with the applicable provisions of the IRC.

4.       PARTY-IN-INTEREST INVESTMENTS AND TRANSACTIONS

         The Company is a party-in-interest, as defined by ERISA. During the Plan year ended June 30, 1997, the Company loaned the ESOT $19,995,286. This transaction qualifies as party-in-interest; however, there were no prohibited party-in-interest investments or transactions during the years ended June 30, 1997 and 1996.

5.       SERIES A PREFERRED STOCK

         CONVERSION, DISTRIBUTION AND LIQUIDATION RIGHTS - The Series A Preferred Stock is convertible by the holder (Plan trustee) at the rate of one share of the Company's common stock for each share of Series A Preferred Stock subject to the conditions described herein. Additionally, in order to make a distribution to a participant, the Series A Preferred Stock can be "put" to the Company at its liquidation value plus accrued dividends. Hence, upon distribution, participants will receive $27.50 per Series A Preferred Share, or one share of the Company's common stock, whichever has a higher value. Participants must receive distributions of cash or common stock upon election of a distribution form the Plan. Participants age 55 to 59 may also elect to convert up to 25% of their Series A Preferred Shares to alternative investments which are held by the RT. This conversion option increases to 50% at age 60. The fair value of the Company's common stock as of June 30, 1997 and 1996 was $141.25 and $90.625, respectively, per share. During 1997 and 1996, respectively, 805,682 and 936,145 Series A Preferred Shares were converted into common shares and the former preferred shares were retired.

         ELIGIBILITY - All participants are eligible for allocation of Series A Preferred Stock.

         DIVIDEND RIGHTS - Annual dividends of $2.03 per share are paid quarterly at $0.5075 per share. In the event that dividends have not been paid when due, payment or declaration of dividends on securities subordinated to the Series A Preferred Stock generally is not permitted.

         CALL PROVISIONS - The Series A Preferred Stock may be called at certain premium amounts as described in the Company's amended articles of incorporation.

         VOTING RIGHTS - Each share is entitled to a number of votes equal to the number of shares of the Company's common stock into which it is convertible.

         RESTRICTIONS ON TRANSFER - The ESOT or another employee benefit plan of the Company are the only permissible holders of the Series A Preferred Stock. Upon transfer to any other holder, shares automatically convert to shares of the Company's common stock.

         ALLOCATION OF SHARES TO PARTICIPANT ACCOUNTS - Shares of the Series A Preferred Stock are released for allocation to participant accounts in accordance with the Plan agreement as the borrowings are repaid (see
         Note 8). In 1997 and 1996, 2,008,886 and 2,424,242 Series A Preferred
         Shares valued at $271,144,505 and $220,662,619, respectively, were released for allocation to participant accounts of which $247,210,484 and $199,615,223, respectively, was used to fund a portion of the annual profit sharing contribution. At June 30, 1997 and 1996, respectively, 17,385,055 and 19,393,942 Series A Preferred Shares were unallocated.

6.       SERIES B PREFERRED STOCK

         CONVERSION, DISTRIBUTION AND LIQUIDATION RIGHTS - The Series B Preferred Stock is convertible at any time by the holder (Plan trustee) at the rate of one share of the Company's common stock for each share of Series B Preferred Stock. Additionally, in order to make a distribution to a participant for retiree medical expenses, the Series B Preferred Stock can be "put" to the Company at its liquidation price plus accrued dividends. Hence, upon distribution, participants will receive $52.24 per Series B Preferred Share, or one share of the Company's common stock, whichever has a higher value. The fair value of the Company's common stock as of June 30, 1997 and 1996 was $141.25 and $90.625, respectively, per share. During 1997 and 1996, 80,002 and 39,998 shares of Series B Preferred Stock were converted to common stock and the former preferred shares were retired for retiree medical expenses. The proceeds from the conversion of shares were transferred to The Procter & Gamble Retiree Benefit Trust to fund postretirement benefits.

         ELIGIBILITY - Active participants who are eligible to retire from the Company and all participants who have retired under the terms of the PST are eligible for allocation of Series B Preferred Stock.

         DIVIDEND RIGHTS - Annual dividends of $4.12 per share are paid quarterly at $1.03 per share. In the event that dividends have not been paid when due, payment or declaration of dividends on securities subordinated to the Series B Preferred Stock generally is not permitted.

         CALL PROVISIONS - The Series B Preferred Stock may be called at certain premium amounts as described in the Company's amended articles of incorporation.

         VOTING RIGHTS - Each share is entitled to a number of votes equal to the number of shares of the Company's common stock into which it is convertible.

         RESTRICTIONS ON TRANSFER - Effective June 29, 1993, all shares of the Series B Preferred Stock were exchanged for an equal number of shares of Series B Preferred Stock with amended restrictions on transfer. Terms were amended to lift the transfer restrictions and to provide the Company with the right of first refusal on the purchase of Series B Preferred Stock. In prior years, the ESOT or another employee benefit plan of the Company were the only permissible holders of the Series B Preferred Stock. Upon transfer to any other holder, shares automatically converted to shares of the Company's common stock.

         ALLOCATION OF SHARES TO PARTICIPANT ACCOUNTS - Shares of the Series B Preferred Stock will be released for straight line allocation to participant retiree health care fund accounts in accordance with the Plan agreement as interest and/or principal are paid (see Note 9). In 1997 and 1996, 543,296 Series B Preferred shares valued at $73,835,476 and $49,058,057 , respectively, were released for allocation to participant accounts. At June 30, 1997 and 1996, respectively, 15,841,896 and 16,385,192 and Series B Preferred shares were unallocated.

7.       DEFERRED ANNUITIES

         Deferred annuities are recorded at contract value, which approximates fair value, except for certain individual deferred annuities recorded at cost as the insurance companies are unable to provide fair values. Deferred annuities owned by the Plan at June 30 are comprised of the following:


                                                                 1997                     1996

         Group deferred annuities (at contract value)        $101,412,928             $124,588,522
         Individual deferred annuities (at cost)                  106,051                  116,051
                                                             ------------             ------------
         Total                                               $101,518,979             $124,704,573
                                                             ============             ============


8.       NOTES PAYABLE (SERIES A PREFERRED SHARES)


         Notes payable consist of the following at June 30:

                                                                                PRINCIPAL
                                                                    ----------------------------------
         INTEREST
           RATES        SERIES           MATURITY DATE                  1997                  1996

         8.14%          Series H         September 3, 1996                                $ 30,689,903
         8.14%          Series H         March 3, 1997                                      31,938,982
         8.17%          Series I         September 3, 1997          $ 33,238,898            33,238,898
         8.17%          Series I         March 3, 1998                34,596,707            34,596,707
         8.17%          Series J         September 3, 1998            36,009,983            36,009,983
         8.17%          Series J         March 3, 1999                37,480,991            37,480,991
         8.33%          Series K         September 3, 1999            39,012,089            39,012,089
         8.33%          Series K         March 3, 2000                40,636,943            40,636,943
         8.33%          Series K         September 3, 2000            42,329,471            42,329,471
         8.33%          Series K         March 3, 2001                44,092,494            44,092,494
         8.33%          Series K         September 3, 2001            45,928,946            45,928,946
         8.33%          Series K         March 3, 2002                47,841,887            47,841,887
         8.33%          Series K         September 3, 2002            49,834,501            49,834,501
         8.33%          Series K         March 3, 2003                51,910,108            51,910,108
         8.33%          Series K         September 3, 2003            54,072,164            54,072,164
         8.33%          Series K         March 3, 2004                56,324,262            56,324,262
                                                                    ------------          ------------
         Total                                                      $613,309,444          $675,938,329
                                                                    ============          ============


         These notes are guaranteed by the Company. Repayment of principal and interest is to be funded through annual contributions by the Company and dividends received on the Series A Preferred Stock. Interest on the notes is payable semiannually on September 3 and March 3.

         The note payable to the Company consists of principal maturities of $9,825,959 and $10,169,867 on September 3, 1997 and March 3, 1998,
         respectively. Repayment of principal and interest is also funded through annual contributions by the Company and dividends received on the Series A Preferred Stock. Interest on the notes is payable semiannually on September 3 and March 3.

         The fair value of the notes payable is estimated based on current rates for debt of the same remaining maturities and approximated $676,100,000 and $720,815,000, respectively, at June 30, 1997 and 1996.

9.       DEBENTURES (SERIES B PREFERRED SHARES)

         The debentures bear interest at a rate of 9.36% and are due on January 1, 2021. Mandatory sinking fund payments are required beginning July 1, 2006 and are payable semiannually thereafter. Interest is payable semiannually on July 1 and January 1. The debentures are guaranteed by the Company. Repayment of principal and interest is to be funded through annual contributions by the Company and dividends received on the Series B Preferred Stock. The fair value of the debentures is estimated based on current rates for debt of the same remaining maturities and approximated $1,222,300,000 and $1,200,300,000, respectively, at June 30, 1997 and 1996.

10.      COMPANY CONTRIBUTION

         Annual credits to participants' accounts are based on individual base salary and years of service not exceeding 15% of total compensation of Plan participants as defined in the Plan agreement. The Company's contribution is reduced by the value of Series A Preferred Shares released and available for allocation to ESOT participant accounts in accordance with terms specified in the Plan agreement (see Note 5). The Company also funds a portion of principal and interest payments on the notes payable and debentures through contributions to the ESOT (see Notes 8 and 9).

         During 1997, the Company granted one share of P&G Common Stock to all employees who had completed a year of service. The additional share was credited to each participant's account. The amount contributed to these shares is reported as contributions from the Company in the Plan's financial statements.

         Company contributions to the Plan for the years ended June 30 are as follows:

                                                       1997              1996

         Contribution for debt service              $ 45,748,174      $ 64,050,000
         Contribution for Annual Fund Credit        $ 11,436,240      $ 55,374,034
         Contribution for one-share program            3,188,053
                                                    ------------      ------------
         Total                                      $ 60,372,467      $119,424,034
                                                    ============      ============


11.      EMPLOYEE CONTRIBUTIONS

         In addition to the participant automatic salary contribution (see Note
         1), beginning April 1, 1997, a participant may also elect to contribute up to 25% of pre-tax compensation, as defined by the Plan. Contributions are subject to IRS limitations.


12.      INVESTMENTS

         The Plan's investments (at fair value) consist of the following at June
         30. Investments that represent five percent or more of the Plan's net assets are separately identified.

                                                            1997                    1996

         Common stock:
          The Procter & Gamble Company -
           62,713,680 shares at June 30, 1997;
           68,724,786 shares at June 30, 1996           $ 8,858,307,300         $ 6,228,183,731
         Preferred stocks:
          The Procter & Gamble Company ESOP
           Convertible Class A:
           Series A - 31,475,802 shares at
            June 30, 1997; 32,281,484 shares
            at June 30, 1996                              4,445,957,032           2,925,509,488
           Series B - 19,022,418 shares at
            June 30, 1997; 19,102,420 shares at
            June 30, 1996                                 2,686,916,543           1,731,156,813
         Short-term investments
          plus accrued interest                              68,310,306              83,737,641
         Money market and bond funds                        271,642,318              72,928,751
         Deferred annuities                                 101,518,979             124,704,573
         Loans to participants                               60,005,672              60,008,227
                                                        ---------------         ---------------
         Total                                          $16,492,658,150         $11,226,229,224
                                                        ===============         ===============


13.      SUBSEQUENT EVENTS

         Effective July 1, 1997, the "Retirement Plus" feature was added to the Plan. This feature allows a retiree or a vested former employee with account balances equal to or greater than $5,000 to maintain some or all of his or her funds in the Plan. If a participant chooses this option, he or she must maintain at least 50% of their account balance invested in Company common stock. Also, all common and preferred stock dividends are paid in cash to the participant. A participant may elect to distribute all or a portion of his or her account balance at anytime in accordance with the Plan agreement. This feature offers the following investment options: Company common stock, Individual Deferred Annuities, JP Morgan Money Market Fund,
         JP Morgan Bond Fund, JP Morgan U.S. Large Company Stock Fund, and three pre-mixed JP Morgan Funds.

                                 * * * * * *



THE PROCTER & GAMBLE PROFIT SHARING TRUST
AND EMPLOYEE STOCK OWNERSHIP PLAN

ASSETS HELD FOR INVESTMENT
ITEM 27a of FORM 5500,
JUNE 30, 1996
----------------------------------------------------------------------------------------------------------------------------------


                                                                                                                      FAIR
IDENTITY OF ISSUE                                    DESCRIPTION OF INVESTMENT                    COST               VALUE

SHORT-TERM INVESTMENTS:
 Wachovia Bank                            Authorized Demand Notes, 5.7%                         $      206,642     $      206,642
 AT&T Corporation                         Promissory Note, 5.47%, due July 1, 1997                     105,452            105,452
 BMW U.S. Capital Corporation             Promissory Note, 5.54%, due July 1, 1997                  19,486,475         19,486,475
 Corporate One Credit Union               Promissory Note, 5.6%, due July 1, 1997                   14,986,000         14,986,000
 Wood Street Funding                      Promissory Note, 5.65%, due July 1, 1997                   4,995,292          4,995,292
 Ascot Capital                            Promissory Note, 5.62%, due July 1, 1997                  15,940,720         15,940,720
 U.S. Treasury Bill                       Due May 28, 1998                                           2,851,980          2,851,980
 Commercial Paper (Various companies)     Interest rates ranging from 5.34% to 5.68%,
                                           dated March 6, 1997 through June 25,
                                           1997, due July 1, 1997 through February 27,
                                           1998                                                      9,737,745          9,737,745
                                                                                                --------------     --------------
Total short-term investments                                                                    $   68,310,306     $   68,310,306
                                                                                                ==============     ==============

THE PROCTER & GAMBLE CO.                  COMMON STOCK, NO PAR VALUE                            $2,019,014,690     $8,858,307,300
                                                                                                ==============     ==============
THE PROCTER & GAMBLE CO.                  SERIES A ESOP CONVERTIBLE CLASS A
                                           PREFERRED STOCK, NO PAR VALUE                        $  865,586,945     $4,445,957,032
                                                                                                ==============     ==============

THE PROCTER & GAMBLE CO.                  SERIES B ESOP CONVERTIBLE CLASS A
                                           PREFERRED STOCK, NO PAR VALUE                        $  993,730,724     $2,686,916,543
                                                                                                ==============     ==============

VARIOUS INSURANCE COMPANIES               Deferred Annuities                                    $  101,518,979     $  101,518,979
                                                                                                ==============     ==============

MONEY MARKET AND BOND FUNDS:
 Wachovia Bank                            Money Market Fund                                     $  249,062,416     $  249,062,416
 JP Morgan                                Money Bond Fund                                           20,240,085         20,240,085
 Merrill Lynch                            Government Series Bond Fund                                2,339,817          2,339,817
                                                                                                --------------     --------------

Total money market and bond funds                                                               $  271,642,318     $  271,642,318
                                                                                                ==============     ==============

LOANS TO PARTICIPANTS                     Various participants, interest rates ranging
                                           from 6.5% to 11%, various maturities
                                           through December 24, 2006                            $          -       $   60,005,672
                                                                                                ==============     ==============



THE PROCTER & GAMBLE PROFIT SHARING TRUST
AND EMPLOYEE STOCK OWNERSHIP PLAN

REPORTABLE TRANSACTIONS
ITEM 27d OF FORM 5500
FOR THE YEAR ENDED JUNE 30, 1997
-----------------------------------------------------------------------------------------------------------------------------

                                                                                                COST OF
DESCRIPTION OF ASSET                      PURCHASES (A)                  SALES                   SALES


SINGLE TRANSACTIONS:
  None

SERIES TRANSACTIONS (B):
  Wachovia Bank Diversified
    Trust Fund                            $741,354,091   (165)      $741,354,091   (87)         $741,354,091


NOTES:

(A) The market value of all assets acquired at the time of acquisition is equal to the purchase price.
(B) The numbers in parentheses represent the number of transactions.



PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE TRUSTEES (OR OTHER PERSONS WHO ADMINISTER THE EMPLOYEE BENEFIT PLAN) HAVE DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED HEREUNTO DULY AUTHORIZED.



                                   The Procter & Gamble Profit Sharing
                                   Trust and Employee Stock Ownership Plan



                                   /S/WILLIAM J. O'NEIL
Date:  December 19, 1997           ---------------------------------------
                                   William J. O'Neil
                                   Member, Policy Committee



                                EXHIBIT INDEX


Exhibit No.                                            Page No.

    23         Consent of Deloitte & Touche